October 24, 2007

William M. Walsh, III
Secretary
PRA International
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

       Re: **PRA International**
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed October 11, 2007
              File No. 1-33381

              Amendment No. 1 to Preliminary Transaction Statement on Schedule 13E-3
              Filed October 11, 2007
              File No. 5-80376

Dear Mr. Walsh:

We conducted a limited review of your filing. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   From your response to prior comment 1 and your disclosure on pages 43 and F-4
        of the proxy statement, it appears that Terrance Bieker, Richard Hoskins, Richard
        Patterson, Stargen IV, Stargen V and Caisse de depot et placement du Quebec are
        each affiliates engaged in the transaction for purposes of Rule 13e-3 and should
        be named as filing persons on the Schedule 13E-3 for the following reasons:

        • Terrance Bieker is currently the CEO, a director and equity holder of PRA.
          After the transaction, Mr. Bieker will continue to be the CEO of PRA and will
          also be a director and equity holder of Parent;
        • Richard Hoskins and Richard Patterson control Genstar Capital Partners III
          with Jean-Pierre Conte. Additionally, Mr. Hoskins controls Genstar Capital
          Partners IV, L.P and Genstar Capital Partners V, L.P., with Mr. Conte and Mr.
          Weltman;
        • Stargen IV and Stargen V are affiliates of and controlled by Genstar Capital
          Partners IV and Genstar Capital Partners V and will be equity owners in
          Parent;
        • Caisse de depot et placement du Quebec as an affiliate of this entity is an
          equity owner of PRA and this entity will be an equity owner of Parent.

        Please revise your Schedule 13E-3 and proxy statement to include all the
        additional information required for each of these filings persons pursuant to Items
        2, 3, 5, 6, 7, 8, 11 and 12 of Schedule 13E-3. Alternatively, provide us with a
        detailed analysis supporting your determination that these parties are not affiliates
        of PRA or are not engaged in the transaction.

2.   In addition, please revise your Schedule 14A to include an organizational chart
        depicting all filing persons, all persons identified in the preceding comment
        (including persons controlling these entities) and PRA.

3.   We note that in your response to prior comment 1 and as disclosed on page 43 of
        the proxy statement that you note that it is possible that Parent may ask Messrs.
        Booth and Conway to serve on the board of directors of Parent after the closing.
        Please inform us whether the Parent currently intends to ask Messrs. Booth and
        Conway to serve on the board of directors of Parent. In addition, to the extent
        that any such discussions have taken place, please disclose this on pages 18 and
        43 of the proxy statement. We may have further comments based on your
        response.

Exhibits

4.	We note in the $170.0 Million Senior Subordinated Commitment Letter which you have filed as Exhibit (b)(2) that you have not provided Exhibit A or B which are referenced therein. Please note that you are required to file the entire agreement, including any exhibit, schedule or annex referenced there in. Please re-file this agreement in its entirety.

Schedule 14A

Summary Term Sheet, page 1

Share Ownership of PRA Directors and Officers, page 4

5.	We note your response to prior comment 8. Please identify the funds with which Mr. Spivy is affiliated.

Special Factors, page 9

Background of the Merger, page 9

6.	We note that you disclose on page 21 that Mr. Biekar will serve on the Board of directors of Parent. Please revise your disclosure on page 18 to include this fact and please also disclose any discussions between Mr. Conte, Mr. Weltman or any other representatives of Parent regarding this position.

7.	We note your response to prior comment 26. To the extent the information contained in any of the presentations is substantially similar to the disclosure already provided in the summary of the advisor's final fairness opinion, please provide a statement to that effect. Where the information is materially different than the information contained in the final fairness opinion, please summarize the information in a manner consistent with Item 1015(b) of Regulation M-A.

8.	We note your response to comment 27. Please revise the discussion of the Background of the Merger to describe the specific services that UBS provided in its role as financial advisor.

Recommendation of the Special Committee and Board of Directors; Reasons for Approval of the Merger, page 18

9.	We note your revised disclosure with respect to going concern value in response to prior comment 31 wherein in you indicate that the advisor's DCF analysis "assisted" in assessing going concern value. Please expand your disclosure to discuss all material factors impacting the board's analysis of going concern value.

10.   Please provide the date that PRA's stock was priced at $32.22.

11.   Please revise the conflicts of interest disclosure on page 21 to address what consideration was given to the fact that Messrs. Conte and Weltman negotiated the terms of the merger on behalf of Genstar, Parent and Merger Sub.

Board of Directors, page 22

12.   Please expand your disclosure to explain the impact the significant overlap of the voting board members and special committee members had on the board's finding of procedural fairness. In that regard, we note that Messrs. Kessler and Spivy were Special Committee members and Mr. Hemberger served on the special committee until June 14, 2007.

13.   Please revise your statement on page 23 that the board of directors "adopted such recommendation and analysis in reaching its determinations" to clarify if you are referring to the PRA's financial analysis which was reviewed by the financial advisor, the analysis of the special committee or both.

14.   Refer to the last paragraph of this section. We note the discussion of liquidation and net book value as supporting the board's decision "to approve the merger agreement." It is unclear whether this disclosure is intended to address the disclosure requirements of Item 1014 of Regulation M-A. If so, please revise to clarify how consideration of these factors impacted the board's finding of fairness to unaffiliated holders and revise your discussion of liquidation value to comply with prior comment 31.

Opinion of Credit Suisse Securities (USA) LLC, page 23

15.   We are reissuing prior comment 43. Please delete the statement that the discussion herein is "qualified in its entirety by reference to the full text of its written opinion." Because you are responsible for the accuracy of the information in the filing, this type of qualification here and on page 5 is inappropriate.

Selected Companies Analysis, page 25

16.   We note your response to prior comment 44. Please provide more information about the selection of the comparable companies. Did you select from the universe of all public companies, public companies considered to be competitors, or some other category? Were you specifically looking for the five most comparable companies or did you only find five companies that you considered to be comparable? Additionally, include the information from your response letter concerning your focus on companies with similar lines of business.

17.   Please provide the resulting multiples for the two secondary selected companies. And explain whether these multiples affected the multiple ranges chosen to calculate an implied reference range value.

18.   Please explain how Credit Suisse calculated the multiple ranges.

Selected Transactions Analysis, page 26

19.   Please revise the table to disclose the year that each of the selected transactions occurred.

20.   We note your response to prior comment 48. Please provide more information about the selection of comparable transactions. For instance, explain whether you selected from all transactions occurring within a specific time period or if you selected, if you excluded any transactions that were similar to PRA in terms of size and lines of business. Additionally, include the information from your response letter concerning your focus on companies with similar lines of business.

21.   Please explain how Credit Suisse calculated the multiple ranges.

The Genstar Filers' Purpose and Reasons for the Transaction, page 28

22.   We are reissuing a portion of prior comment 54 with regard to Genstar III. Please expand your discussion of the purposes of the transaction to explain why Genstar III is engaging in the transaction. Please refer to Instruction 1 of Item 1013(d) of Regulation M-A when drafting your response.

Position of the Genstar Filers as to Fairness, page 29

23.   The fact that PRA formed a special committee does not relieve Mr. Conte or Mr. Weltman from their fiduciary obligations to PRA and PRA's stockholders. Accordingly, please revise the statement that "neither of the Genstar Filers believes that it has or had any fiduciary duty to PRA or its stockholders" to reflect that there are more than two Genstar Filers and that fiduciary obligations to PRA and PRA's stockholders do exist.

24.   We reissue prior comment 28. Your current discussion provides a cursory discussion of the factors upon which the fairness determination was based without the required analysis as a listing of the factors considered by the filing persons without a discussion of how the factor relates to the determination is inadequate. For instance, please expand or revise bullet point 3 on page 30 to explain how this bullet point lends the Genstar Filers to believe the transaction is fair. Please

carefully review each factor and revise as appropriate. In addition, please expand your disclosure to address in a more complete manner the factors identified in Instruction 2 to Item 1014 of Regulation M-A. For instance, it is unclear why your reason for not considering going concern value makes sense. Further, revise your disclosure to separately address substantive and procedural fairness. We recommend you contact the staff to discuss this comment.

Financial Projections, page 46

25.   We note your response to prior comment 61 that you have provided the numbers of the add-back of restructuring and non-recurring expenses on page 25 of your proxy statement. Please provide these numbers again in footnote 1 on page 46.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Riegel at (202) 551-3575 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Morton A. Pierce
        Chang-Do Gong
        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, New York 10017